Nam Tai Urges Shareholders to Vote for the Current Board and Support the Management

•	The current Board and management bring hands-on experience and expertise to drive growth, contribute to long-term success and create value for ALL shareholders.

•	Able to navigate current uncertainties in Chinese operating environment for real estate developers.

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Shareholders are urged to vote AGAINST the removal of the current directors and AGAINST the appointment of IsZo’s nominees on or before November 30, 2021, at 9:00 a.m. Eastern Time, 10:00 p.m. PRC time.

SHENZHEN, China, and TORTOLA, British Virgin Islands, Nov. 17, 2021 /PRNewswire/ -- Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today issued the following statement reiterating to shareholders its recommendation to vote AGAINST the removal of Nam Tai’s experienced directors and AGAINST the appointment of IsZo’s nominees at the special meeting of shareholders to be held at 9:00 a.m. Eastern Time on November 30, 2021 (the “Special Meeting”). The holders of the Company’s common shares of record at close of business on March 15, 2021 (Eastern Time) (the "Record Date") would be entitled to vote at the Special Meeting.

Nam Tai’s current Board of Directors (the “Board”) and management are savvy, results-oriented and shareholder-aligned, and their current strategy continues to build positive momentum. By enabling continual operational progress during ongoing industry disruption in the PRC, management has distinguished itself from its peers which are facing challenges both financially and in terms of operations.

The Company’s strategy is creating value for all shareholders. Despite a challenging operating environment, the current management keeps Nam Tai progressing to meet its goals. Therefore, Nam Tai urges its shareholders to vote AGAINST the removal of its current experienced directors and AGAINST the appointment of IsZo’s nominees at the Special Meeting.

Nam Tai is delivering significant financial progress, growing revenue and optimizing capital structure. In the first nine months of 2021, the Company grew revenue by 3,134% year-on-year to approximately $84 million, while gross profit was improved dramatically to $52.6 million as of September 30, 2021 from just $483,000 twelve months ago. This reflects the massive cost reduction made by the current Board and management – including more than $100 million in cost saving at Inno Park alone. Nam Tai is making strides and developing significant financial momentum.

Furthermore, management is optimizing capital structure for the sustainable development of the Company. While many real estate developers in the PRC are struggling to service debt obligations and are suffering liquidity crunch, Nam Tai obtained a $164 million loan facility from the Bank of Guangzhou, reflecting trust from the financial institution for the management. This not only strengthens our operational position going forward, but underscores the importance of management’s deep experience and ability to avoid the pitfalls of peers.

In addition, management is delivering operational results – as there was a significant increase in real estate properties held for lease, net by $59.5 million in the first nine months of 2021. In August, the Company obtained the pre-sale permit for Nam Tai Longxi only 16 months after purchasing the land.  From the perspective of project leasing, Inno Park already achieved an occupancy rate of 69% as of the third quarter of 2021 across its gross floor area of 264,000 square meters, aims to achieve 90% occupancy rate by 2022. Nam Tai has even grown its development footprint, expanding to Dongguan, PRC’s advanced manufacturing hub near to Shenzhen and Guangzhou. The current Board has shown its ability to build, market and manage a large scale industrial real estate project, as well as large scale mix-use residential developments, in spite of the general economic slowdown and development-saturated areas.

This current Board has the right composition for the job. Beyond the overseeing of the accomplishments above, this Board consists of 83% independent directors, containing directors in Hong Kong, Mainland China, and North America. This diversity of perspective has allowed Nam Tai to continue growing and progressing in the face of significant market challenges. Furthermore, the Board's three standing committees – the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee – are composed exclusively of independent directors.

Lastly, the current Board and management are committed to ongoing transparency to investor community and creation of value for all shareholders. The Company has resumed the quarterly earnings call so as to enhance the transparency to its business and strategy and the current Board will be in a position to explore the declaration of dividends after resolving the liquidity crunch.

Now is Not the time to change the current Board and management team given the progress it has made in the midst of the challenging operating environment. Please support the current Board and management team by voting AGAINST the proposals on the WHITE proxy card.

In respect of the Special Meeting, if any shareholders wish to vote or to change their vote, please cast a new vote following the instructions on the WHITE proxy card to vote by telephone (+1 800 690 6903) or via the interne (www.proxyvote.com) tup until 11:59 p.m. Eastern Time on November 29, 2021. They should have received voting instructions on how to vote on the WHITE proxy card in advance of the originally scheduled April 26 special meeting. The Company is also anticipating the distribution of another WHITE proxy card shortly.

If shareholders have any questions or need assistance in voting their shares, they may contact Innisfree M&A Incorporated, the firm assisting with this proxy solicitation.

Shareholders may call toll free: (877) 825-8777

Banks and Brokers may call collect: (212) 750-5833

The Special Meeting of Shareholders will be held virtually at www.virtualshareholdermeeting.com/NTP2021SM on November 30, 2021, at 9:00 a.m. Eastern Time.

FORWARD-LOOKING STATEMENT AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we expect to seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

CONTACTS

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn